SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated April 15, 2005

Commission File No. 1-14734

GROUPE DANONE

(Name of Registrant)

17 boulevard Haussmann, 75009 Paris, France

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐    No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐    No  ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Enclosure: Groupe Danone is furnishing under cover of Form 6-K a press release dated April 14, 2005 announcing Groupe Danone’s first quarter results for 2005.

April 14th, 2005

Q1 2005 Sales

Like-for-like sales growth: +5.1%

At constant scope of consolidation and exchange rates, Groupe DANONE sales increased by +5.1%.

Changes in exchange rates had a negative impact of -1.2% while the scope of consolidation negatively impacted sales by -3.1%.

In the first quarter of 2005, Group reported consolidated sales of EUR 3,148 million compared to EUR 3,123 million in the first quarter of 2004, an increase of +0.8% on a historical basis.

Sales by business line and geographical area were as follows:

(€ millions)	1st Quarter Sales
	2004	2005
BY BUSINESS LINE
Fresh Dairy Products	1,615	1,713
Beverages	799	797
Biscuits & Cereal Products	631	565
Other Food Businesses	78	73
BY GEOGRAPHICAL AREA
Europe	2,047	2,043
Asia	532	539
Rest of world	544	566
TOTAL GROUP	3,123	3,148

2004 figures are restated under IFRS.

For further information :

Corporate Communication : +33 1 44 35 20 75 – Investor Relations Department : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 26 95

The +5.1% sales growth is derived from volume for +3.9% and from value for +1.2%.

Like-for-like sales growth by business line and geographical area were as follows:

1st Quarter Sales
BY BUSINESS LINE
Fresh Dairy Products	+6.4%
Beverages	+5.7%
Biscuits & Cereal Snacks	+1.3%
Other Food Business	-3.1%

BY GEOGRAPHICAL AREA
Europe	+1.7%
Asia	+8.4%
Rest of world	+15.3%

TOTAL GROUP	+5.1%

The 1st quarter performance is in line with overall Group’s expectations and allows Danone to confirm its 2005 targets:

•	a like-for-like sales growth between +5% and +7%

•	a trading operating margin progression of +20 bp to +40bp

•	an underlying EPS growth of +10%

Agenda:

• April 22, 2005:	Annual General Meeting of Groupe DANONE
• July 21, 2005:	First Half Sales and Preliminary 1st Half Results for 2005
• September 1, 2005:	First Half Final Results
• Oct 19, 2005:	2005 First 9 Months Sales

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements. Although the Company believes its expectations are based on reasonable assumptions, these forward-looking statements are subject to numerous risks and uncertainties, which could cause actual results to differ materially from those anticipated in the forward-looking statements. For a detailed description of the important factors that could cause actual results to differ materially from the expectations of the Company or its management, please see the sections “Risk Factors” and “Cautionary Statement Regarding Forward-Looking Statements” in the Company’s Annual Report on Form 20-F filed with the Securities and Exchange Commission.

For further information :

Corporate Communication : +33 1 44 35 20 75 – Investor Relations Department : +33 1 44 35 20 76

GROUPE DANONE : 17, Boulevard Haussmann – 75009 Paris – Fax +33 1 44 35 26 95

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GROUPE DANONE

Date: April 15, 2005	By:	/s/ EMMANUEL FABER
	Name: Title:	Emmanuel Faber Senior Executive Vice-President—Finance, Strategy and Information Systems and Chief Financial Officer